Mail Stop 4561

January 30, 2009

Mr. Greggory Kalvin
Acting Chief Financial Officer, Vice President, Corporate Controller
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

> **Re:** **DineEquity, Inc.**
> **Form 10-Q for the Quarterly Period ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 001-15283**

Dear Mr. Kalvin:

We have reviewed your response letter dated December 30, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2008.

Form 10-Q for the Quarterly Period ended September 30, 2008

Consolidated Statements of Operations, page 3

1.   We note your response to prior comment number 2. Explain why you "retained" Applebee's characterization of these properties as discontinued though you acquired these assets subsequent to these properties being closed. That is, explain why you do not include these assets under the caption of "assets held for sale." See paragraph 34 of SFAS 144. Further, explain why you show property and equipment as being net instead of at the lower of cost or fair value. Also, describe the nature of the liabilities classified as non-current liabilities related to discontinued operations.

Notes to Consolidated Financial Statements

2. Basis of Presentation, page 5

2. We have reviewed your response to our prior comment number 3. We note your statement that there has been no significant variation in aging or increase in the amount of accounts receivable, however, you do not address whether there has been a change in credit risk associated with your franchisees or distributors. Tell us whether you have a concentration of credit risk in any franchisee. That is, indicate your consideration of how you evaluated the change in your concentration of risk due to different "composition of franchise system" as a result of acquiring Applebee's (see pages 7 and 12 of your 2007 Form 10-K). It appears that Applebee's has a higher concentration of restaurants per franchisees than IHOP has had in the past. Tell us where you have provided the disclosures outlined in paragraphs 20 to 24 of SOP 94-6 or tell us your considerations of providing these disclosures in your future filings.

4. Business Acquisitions, page 7

3. You state in response to prior comment number 4 that the "revision of economic obsolescence factors based on a store-by-store analysis resulted in a downward revision of the allocated value of Property & Equipment." Explain how these factors were originally estimated. Further, ensure that future filings describe in clear terms the nature of these factors to better explain why the fair value allocation has been written down.

5. Impairment of Long-Lived Assets, page 8

4. We note your response to our prior comment number 5. Beginning in your Form 10-K for the year ended December 31, 2008, please consider expanding your critical accounting policy for goodwill to include the annual assessment date and a description of when an interim test is required, as well as a description of how the estimated fair value of your reporting units are determined and the significant assumptions used in your analysis.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 30

5. We note your response to prior comment number 8 and in particular your statement that the value promotions were intended to enable you "to compete more effectively" and "to drive improved traffic performance." To the extent you were not already anticipating declines, it is unclear why the failure of your

marketing strategy resulted in declines in guest traffic as compared to prior years. Please explain. In this regard, we note that you disclose changes in guest traffic in the September 30 and June 30, 2008 Forms 10-Q without discussing the factors contributing to the changes. Please confirm that to the extent you experience material changes in guest traffic you will discuss what you believe to be the factors contributing to those changes.

Liquidity and Capital Resources, page 32

6.   We note your response to our prior comment number 9. Your response provides information that will aid in understanding your liquidity requirements and how you intend to manage your strategy to transition to a 98% franchise system. Confirm that the information included in your response will be included in your future filings. Also, your disclosure should address the impact on your ability to service your debt obligations if you delay or suspend your transition strategy.

Debt Instruments and Related Covenants, page 34

7.   We have reviewed your response to our prior comment number 10. Please provide us with an outline of the disclosures you intend to include in future filings. Ensure that this disclosure includes the nature and impact of cash trapping events on your liquidity. This discussion should address each "level" of cash trapping events and the ratios for each of those "levels." We also reissue our prior comment to describe the consideration you gave to disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants. For example, consider the ramifications of failure of a significant franchisee or effects of underperforming restaurants. See Section 501.03 of the Financial Reporting Codification and Section IV of SEC Release 34-48960 for further guidance.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Mr. Greggory Kalvin
DineEquity, Inc.
January 30, 2009
Page 4

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief